                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                THIRD AMENDMENT
                                       TO
                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                        UNITED OKLAHOMA BANKSHARES, INC.
                        --------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)


                                   911266104
                                 (CUSIP Number)


                                FREDERIC DORWART
                                 Old City Hall
                             124 East Fourth Street
                              Tulsa, OK 74103-5010
                                 (918) 583-9922
                           (918) 583-8251 (Facsimile)
                     _____________________________________
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                 April 24, 1997
                     _____________________________________
                     (Date of Event Which Required Filing)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].


     Check the following box if a fee is being paid with this statement [  ].

                              Page 1 of 10 Pages

CUSIP No. 911266104


(1)     Name of Reporting Person S.S.        Sooner Southwest Bankshares, Inc.
        or I.R.S. Identification No.
        of Above Person

(2)     Check the Appropriate Box            (a) [ ]
        if a Member of a Group               (b) [X]
        (See instructions)

(3)     SEC Use Only

(4)     Source of Funds (See instructions)   WC

(5)     Check if Disclosure of Legal
        Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

(6)     Citizenship or Place                 Oklahoma Corporation
        of Organization

        Number of Shares Beneficially
        Owned by Each Reporting
        Person With:

        (7)   Sole Voting Power              106,796

        (8)   Shared Voting Power            None

        (9)   Sole Dispositive Power         106,796

        (10)  Shared Dispositive Power       None

(11)    Aggregate Amount Beneficially        106,796
        Owned by Each Reporting Person

(12)    Check if the Aggregate Amount in     [  ]
        Row (11) Excludes Certain Shares
        (See instructions)

(13)    Percent of Class Represented by      4.2%
        Amount in Row (11)

(14)    Type of Reporting Person             CO
        (See instructions)

                              Page 2 of 10 Pages

CUSIP No. 911266104

(1)     Name of Reporting Person S.S.        Illinois Refining Company
        or I.R.S. Identification No.
        of Above Person

(2)     Check the Appropriate Box            (a) [ ]
        if a Member of a Group               (b) [X]
        (See instructions)

(3)     SEC Use Only

(4)     Source of Funds (See instructions)   WC

(5)     Check if Disclosure of Legal
        Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

(6)     Citizenship or Place                 Oklahoma corporation
        of Organization

        Number of Shares Beneficially
        Owned by Each Reporting
        Person With:

        (7)   Sole Voting Power              121,696

        (8)   Shared Voting Power            None

        (9)   Sole Dispositive Power         121,696

        (10)  Shared Dispositive Power       None

(11)    Aggregate Amount Beneficially        121,696
        Owned by Each Reporting Person

(12)    Check if the Aggregate Amount in     [  ]
        Row (11) Excludes Certain Shares
        (See instructions)

(13)    Percent of Class Represented by      4.8%
        Amount in Row (11)

(14)    Type of Reporting Person             CO
        (See instructions)

                              Page 3 of 10 Pages

CUSIP No. 911266104

(1)     Name of Reporting Person S.S.        Robert B. Krumme
        or I.R.S. Identification No.
        of Above Person

(2)     Check the Appropriate Box            (a) [ ]
        if a Member of a Group               (b) [X]
        (See instructions)

(3)     SEC Use Only

(4)     Source of Funds (See instructions)   PF

(5)     Check if Disclosure of Legal
        Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

(6)     Citizenship or Place                 United States of America
        of Organization

        Number of Shares Beneficially
        Owned by Each Reporting
        Person With:

        (7)   Sole Voting Power              110,585

        (8)   Shared Voting Power            None

        (9)   Sole Dispositive Power         110,585

        (10)  Shared Dispositive Power       None

(11)    Aggregate Amount Beneficially        110,585
        Owned by Each Reporting Person

(12)    Check if the Aggregate Amount in     [  ]
        Row (11) Excludes Certain Shares
        (See instructions)

(13)    Percent of Class Represented by      4.4%
        Amount in Row (11)

(14)    Type of Reporting Person             IN
        (See instructions)

                              Page 4 of 10 Pages

                                  SCHEDULE 13D

                  FILED IN CONNECTION WITH TRANSACTIONS IN THE
                   SHARES OF UNITED OKLAHOMA BANKSHARES, INC.
                  --------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
------   -------------------

      This schedule relates to the common stock, par value $1.00 per share (the "Common Stock"), of United Oklahoma Bankshares, Inc., an Oklahoma corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 4600 S.E. 29th Street, Del City, Oklahoma 73115.

ITEM 2.  IDENTITY AND BACKGROUND.
------   -----------------------

      (1) GENERAL.  This statement is filed on behalf of Sooner Southwest
          -------
          Bankshares Inc. ("SSW"), Illinois Refining Company ("Illinois"), and Robert B. Krumme ("Krumme").

      (2) SSW.  SSW is an Oklahoma corporation.  SSW is a bank holding company
          ---
          under the Bank Holding Act of 1956. The address of the principal business and principal office of is:

                 Sooner Southwest Bankshares, Inc.
                 P.O. Box 1020
                 Bristow, Oklahoma 74010

          With respect to paragraphs (d) and (e) of this Item 2, none.

      (3) The executive officers, directors, and each person who may be deemed to be controlling SSW are set forth in paragraphs (4) through (6).

      (4)  (a)  Robert B. Krumme

           (b)  P. O. Box 749
                Bristow, OK 74010

           (c) President and Director of SSW; Holder of 35% of issued Common Stock of SSW; Vice-President, Secretary and Director of Illinois; Holder of 8% of issued Common Stock of Illinois

           (d)  No

           (e)  No

                              Page 5 of 10 Pages

              (f)  United States of America

        (5)   (a)  George W. Krumme

              (b)  P.O. Box 749
                   Bristow, OK 74010

              (c) Director of SSW; Holder of 36% of issued Common Stock of SSW;
                  President of Illinois; Holder of 21% of issued Common Stock of Illinois

              (d) No

              (e) No

              (f) United States of America

        (6)   (a) Larry Coy

              (b) 600 Lakeridge Dr.
                  Bristow, OK 74010

              (c) Vice-President and Director of SSW; President of Community
                  Bank, Bristow

              (d) No

              (e) No

              (f) United States of America

        (7) Illinois is an Oklahoma corporation. The principal business of Illinois is the exploration for, production of, transportation of, and marketing of oil and gas. The address of the principal business and the principal office of Illinois is:

                 Illinois Refining Company
                 P.O. Box 749
                 Bristow, OK. 74010

        (8) The executive officers, directors, and each person who may be deemed to be controlling Illinois are set forth in paragraphs (9) through
            (12):

                              Page 6 of 10 Pages

        (9) (a)  Robert B. Krumme

            (b)  P. O. Box 749
                 Bristow, OK 74010

            (c) President and Director of SSW; Holder of 35% of issued Common Stock of SSW; Vice-President, Secretary and Director of Illinois; Holder of 8% of issued Common Stock of Illinois

            (d)  No

            (e)  No

            (f)  United States of America

       (10) (a)  George W. Krumme

            (b)  P.O. Box 749
                 Bristow, OK 74010

            (c) Director of SSW; Holder of 36% of issued Common Stock of SSW; President of Illinois; Holder of 21% of issued Common Stock of Illinois

            (d)  No

            (e)  No

            (f)  United States of America

       (11) (a)  Jeff B. Krumme

            (b)  7311 E. 65th Pl.
                 Tulsa, OK 74133

            (c) Director of Illinois; Holder of 21% of issued Common Stock of
                Illinois; Investor

            (d) No

            (e) No

            (f) United States of America

                              Page 7 of 10 Pages

      (12)  (a)  Margaret Krumme Pickett

            (b)  137 W. 5th
                 Bristow, OK 74010

            (c) Director of Illinois; Holder of 21% of issued Common Stock of Illinois; Rancher

            (d)  No

            (e)  No

            (f)  United States of America

ITEM 3.  SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------   ------------------------------------------------

      (1) SSW: working capital.

      (2) Illinois: working capital.

      (3) Robert B. Krumme: personal funds on hand.

ITEM 4.  PURPOSE OF TRANSACTIONS.
-------  ------------------------

      SSW, Illinois and Krumme have acquired shares of United Oklahoma Bankshares, Inc. ("United") Common Stock primarily to hold for investment. SSW, Illinois, and Krumme may determine to acquire additional shares of United or to sell all or part of their shareholdings.

      SSW, Illinois, and Krumme have no specific plans or proposals relating to their shareholdings or to any extraordinary corporate transaction (such as a sale or merger) or to any changes in the policies or management of United or to the manner in which the business and affairs of United are conducted. However, SSW, Illinois, and Krumme continuously review all aspects of their investments and businesses, including regional and national economic conditions generally and specifically in the banking industry. In particular, SSW reviews the trends of banking consolidations in the state of Oklahoma. SSW, Illinois, and Krumme expect to actively review the conduct of business by management of United and may communicate the results of any such reviews to management. SSW expects to routinely consider the advantages, disadvantages, likelihood and practicality of further consolidations in the banking industry in Oklahoma, both generally and with respect to itself.

                              Page 8 of 10 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
------   ------------------------------------

      (1) SSW:

          (a) The aggregate number of shares of United Common Stock outstanding, as reported by United at March 30, 1997, is 2,532,237 shares. SSW owns legally and beneficially 106,796 shares which comprises 4.2% of the outstanding shares.

          (b) SSW has the sole power to vote 106,796 shares of United Common Stock.

          (c) As of September 1, 1995, SSW owned ten shares of United Common Stock. Since September 1, 1995, SSW, Illinois and Mr. Krumme have effected the following transactions in United Common Stock:

                                     Purchaser      Number of    Price per
                Date      Type     Purchased(Sold)    Shares        Share
                ----      ----     ----------------  ---------   ---------
               11/21/95  Market       Krumme             5,000       $.50
               12/04/95  Private      SSW                9,614       $.55
               12/04/95  Private      SSW                  200       $.55
               12/11/95  Market       SSW               19,000       $.60
               12/13/95  Private      SSW                8,000       $.60
               12/13/95  Private      SSW               12,000       $.60
               12/29/95  Private      SSW                3,240       $.60
               12/29/95  Private      SSW               54,732       $.60
               12/29/95  Private      Illinois          58,096       $.60
               03/25/96  Private      Illinois          20,000       $.60
               04/17/96  Private      Illinois          43,600       $.60
               04/17/96  Private      Krumme             5,000       $.60
               04/24/97  Private      Krumme           100,585       $.77


      (2) Illinois.

          (a) Illinois owns legally and beneficially 121,696 shares of United Common Stock which comprises 4.8% of the outstanding shares.

          (b) Illinois the sole power to vote 121,696 shares of United Common Stock.

          (c) See Paragraph (1) above.

                              Page 9 of 10 Pages

      (3) Robert B. Krumme

          (a) Mr. Krumme owns legally and beneficially 110,585 shares of United Common Stock which comprises 4.4% of the outstanding shares.

          (b) Mr. Krumme has the sole power to vote 110,585 shares of United Common Stock.

          (c) See Paragraph (1) above.

ITEM 6.   CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES
------    ---------------------------------------------------------------------
OF ISSUER.
---------

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
------    --------------------------------

          None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Sooner Southwest Bankshares, Inc.


                                     By:       /s/ Robert B. Krumme
                                           -------------------------------------
                                         Robert B. Krumme, President


                                         Illinois Refining Company

                                     By:       /s/ Robert B. Krumme
                                           -------------------------------------
                                         Robert B. Krumme, Vice-President


                                     By:       /s/ Robert B. Krumme
                                           -------------------------------------
                                         Robert B. Krumme


                              Page 10 of 10 Pages